August 21, 2018

Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Twist Bioscience Corporation Amendment No. 1 Draft Registration Statement on Form S-1 Submitted February 8, 2018 CIK No. 0001581280

Dear Ms. Ravitz:

On behalf of our client, Twist Bioscience Corporation (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated July 27, 2018. The Staff’s comments are repeated below in bold face type and followed by the Company’s responses in regular type. Concurrent with this letter, the Company is confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which incorporates the Company’s responses to the Staff’s comments. The page references set forth in the Company’s responses below are to Amendment No. 2.

Dilution, page 63

1.

Please expand your revisions added in response to prior comment 6 to clarify how the numbers and percentages in the last two columns would change assuming the exercise of all outstanding options and warrants.

Response:

The Company respectfully notes the Staff’s comment. In response to the Staff’s comment, the Company has revised page 63 of the prospectus to include the requested disclosure.

Overview, page 68

2.	Please reconcile the number of customers disclosed in the last sentence of the first paragraph with the number disclosed on page 71.

Response:

The Company respectfully notes the Staff’s comment and advises the Staff that between September 30, 2015 and June 30, 2018, the Company sold its products to more than 600 customers. As of September 30, 2017, the Company had sold its products to 286 customers.

Amanda Ravitz

Assistant Director

August 21, 2018

Business, page 86

3.

Please expand your response to prior comment 10 to clarify how you determined you have only one class of product, given your response and disclosure regarding four product offerings. We note, for example, the statement on page 100 that you “have four primary product categories that address different needs of [y]our customers across a variety of applications.”

Response:

The Company respectfully notes the Staff’s comment. In response to the Staff’s comment, the Company has revised pages 71 and 72 of the prospectus to include the requested disclosure.

Management, page 118

4.	Please clarify the dates of Mr. Thorburn’s business experience with IXYS Corporation and Televerde.

Response:

The Company respectfully notes the Staff’s comment. The dates regarding Mr. Thorburn’s business experience with IXYS Corporation and Televerde are correctly stated in the prospectus. However, in response to the Staff’s comment, the Company has revised page 118 of the prospectus to clarify that Mr. Thorburn only served as a member of the board of directors of IXYS Corporation and did not serve as an employee of IXYS Corporation while he was employed by Televerde.

Index to Consolidated to Financial Statements

Note 2. Summary of significant accounting policies

Customer concentration, page F-9

5.

We note from your response to comment 9 and the revised disclosure on page 71 that you consider parent and subsidiaries to be separate customers if the subsidiary makes payments directly to you and that in fiscal 2017 three of your 286 customers were subsidiaries that considered separate customers from their parents. Please tell us how you applied this practice in disclosing the information required by ASC 280-10-50-42. Tell us whether the required 10% threshold would have been met if subsidiary and parent were considered one customer.

Response:

The Company respectfully notes the Staff’s comment. When the Company uses revenue details to combine its customers to include subsidiaries with a parent entity, where applicable (based on the customer information known to the Company), the aggregation of customers did not cause additional customers to cross the 10% threshold for additional disclosure purposes.

Amanda Ravitz

Assistant Director

August 21, 2018

Note 17. Geographic Information, page F-38

6.

We note your response to comment 25. Please explain to us in detail how you considered the different pricing structures you have in place for your products, as discussed on your website and on pages 100 and 101 of this filing, in concluding that your product offerings are substantially similar based on the criteria outlined in ASC 280-10-50-11 by analogy, and therefore separate disclosure of revenues by products is not required. Describe to us in greater detail the similar economic characteristics shared amongst each of your products, including quantitative factors such as similar gross margins or trends in revenue, pricing, and risk of obsolescence. Alternatively, revise to disclose revenues from external customers for each product category under ASC 280-10-50-40.

Response:

The Company respectfully notes the Staff’s comment. In response to the Staff’s comment, the Company has revised page F-38, of the prospectus to include the requested disclosure.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (650) 614-7652.

Very truly yours,

/s/ John V. Bautista

John V. Bautista

cc:	Emily Leproust
Mark Daniels, Esq.
Christopher J. Austin, Esq.
Peter M. Lamb, Esq.
Brian J. Cuneo, Esq.
John Williams, Esq.